Exhibit 3(c)

Amendment to

Article III of Bylaws of Knobias, inc.

Section 1.  Powers, Qualifications and Number. The property, business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation, except as may be otherwise provided by statute or the Certificate of Incorporation. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The number of directors which shall constitute the whole Board of Directors shall not be less than one nor more than seven, the exact number of which shall be fixed from time to time by resolution of the Board of Directors.

Section 2.  Election, Term and Vacancies. At each annual meeting of the stockholders, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the next succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified. Directors who are elected in the interim prior to such a meeting to fill newly created directorships shall hold office until the next annual meeting of stockholders, until their respective successors have been elected and qualified, or until their earlier resignation or removal. In the interim prior to a meeting of stockholders for the election of directors, newly created directorships and any vacancies in the Board of Directors, including vacancies resulting from the removal or resignation of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.

Exhibit 3(c) - Page 1